Exhibit 1.02

FARO Technologies, Inc.

Conflict Minerals Report

For the Reporting Period from January 1, 2013 to December 31, 2013

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of FARO Technologies, Inc. (“FARO” or “the Company” or “we”) for the reporting period from January 1, 2013 to December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”. If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”. We use the term “conflict free” in this Form SD in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries. Numerous terms in this Form SD are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012 for such definitions.

Company Overview

FARO designs, develops, manufactures, markets and supports portable, software driven, 3-D measurement and imaging systems used in a broad range of manufacturing, industrial, building construction and forensic applications. The Company’s FaroArm®, FARO Laser ScanArm® and FARO Gage articulated measuring devices, the FARO Laser Tracker Vantage™, the FARO Focus3D, and the FARO 3D Imager AMP, and their companion CAM2® software, provide for Computer-Aided Design, or CAD, based inspection and/or factory-level statistical process control and high-density surveying. These products integrate the measurement, quality inspection, and reverse engineering functions with CAD software to improve productivity, enhance product quality and decrease rework and scrap in the manufacturing process. The Company uses the acronym “CAM2” for this process, which stands for computer-aided measurement. As of December 2013, FARO’s products have been purchased by approximately 15,000 customers worldwide, ranging from small machine shops to large manufacturing and industrial companies, as well as universities and law enforcement agencies.

The Company was founded in 1982 and re-incorporated in Florida in 1992. FARO’s worldwide headquarters are located at 250 Technology Park, Lake Mary, Florida 32746, and its telephone number is (407) 333-9911.

Conflict Minerals Policy

It is a policy of FARO:

1. To make reasonable efforts: a) to know, and to require each FARO supplier to disclose to the Company, the sources of Conflict Minerals used in its products; and b) to eliminate procurement, as soon as commercially practicable, of products containing Conflict Minerals obtained from sources that fund or support inhumane treatment in the Covered Countries.

2. To require FARO suppliers to assist the Company to comply with the disclosure requirements of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the rules of the U.S. Securities and Exchange Commission promulgated pursuant to that law, as well as any related laws and rules.

Presence of Conflict Minerals in FARO’s Products

FARO has evaluated its current product lines and determined that the FaroArm®, FARO Laser ScanArm® and FARO Gage articulated measuring devices, the FARO Laser Tracker Vantage™, the FARO Focus3D, the FARO 3D Imager AMP and certain accessory products it manufactures or contracts to manufacture contain trace amounts of tin, tungsten, tantalum and/or gold (3TG). FARO does not source any 3TG directly, and as a purchaser it is many steps removed from the mining of any conflict minerals. FARO does not directly source anything from the Covered Countries. As a result, FARO must rely on its suppliers to provide information regarding the origin of necessary conflict minerals that are included in its products.

Reasonable Country of Origin Inquiry (RCOI) and Due Diligence Process

During 2013, FARO conducted a good faith RCOI regarding the necessary conflict minerals contained in its products. This RCOI was designed to determine whether any of the necessary conflict minerals originated in the Covered Countries and whether any of the necessary conflict minerals may be from recycled or scrap sources. FARO also exercised due diligence on the source and chain of custody of the necessary conflict minerals through utilization of the nationally recognized due diligence framework in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition, including the related supplements on 3TG.

As part of FARO’s RCOI and due diligence efforts, a cross-functional team of FARO employees, including representatives from engineering, research & development, procurement, production and quality, identified all components of FARO products which may contain 3TG and then compiled a list of the suppliers from whom we buy those items. We identified a total of 65 such suppliers and corresponded with those vendors, primarily via email. We asked them to register for the iPoint Conflict Minerals Platform (iPCMP) tool at www.conflictminerals.com as a means of exchanging company-level and smelter data up and down the supply chain. Alternatively, we provided them all with a soft copy of, and asked them to complete and return, the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template which is available at www.conflictfreesmelter.org. We received and reviewed various types of responses from 54 (83%) of those 65 suppliers. None of the responses indicated that anything had been supplied to FARO containing 3TG which was known or believed to have directly or indirectly financed or benefitted armed groups in the Covered Countries.

Conflict Minerals Conclusion

Despite having completed the good faith RCOI and due diligence procedures described above, FARO has been unable to determine the country of origin of, or the facilities used to process, all of the 3TG which may be present in FARO’s products. We have therefore concluded that our supply chain is DRC Conflict Undeterminable. As a result, we have prepared and filed this Conflict Minerals Report.

FARO expects to take the following steps, among others, in 2014 to mitigate the risk that its necessary conflict minerals benefit armed groups and to improve its due diligence measures:

•	Continue to engage with suppliers to obtain current, accurate and complete information about the supply chain; and

•	Encourage suppliers to implement responsible sourcing.